Exhibit H

Press Release

June 18, 2020

Telia Company agrees to divest its interest in Turkcell Holding

Telia Company has agreed to sell its 47.1 percent holding in Turkcell Holding, which owns 51.0 percent in the listed company Turkcell Iletisim Hizmetleri, to the state owned Turkey Wealth Fund for USD 530 million. The transaction also includes, subject to closing, a full and global settlement of all shareholder disputes and litigations connected to Turkcell and Turkcell Holding.

“Today we announce the final piece of the Turkish exit puzzle — the divestment of Telia Company’s stake in Turkcell Holding. Over the past few years, our focus has been our core Nordic and Baltic markets. Through this divestment, we unwind a long-lasting legal deadlock; we reduce risk, improve leverage and increase liquidity which will generate better shareholder returns in our core markets,” says Allison Kirkby, President and CEO of Telia Company. “Turkcell has grown into a strong company which has generated substantial returns for its owners”.

Since the divestment of its 14 percent direct ownership in 2017, Telia Company has not been a direct owner of Turkcell Iletisim. Fintur, which was jointly owned with Turkcell, was dissolved in 2019, further limiting Telia’s direct involvement with Turkcell. Today, Telia Company agreed to divest its 47.1 percent holding in Turkcell Holding to Turkey Wealth Fund, the strategic investment arm of Republic of Turkey, and thereby completes the exit from Turkey.

Turkcell Holding is a privately held holding company, directly and indrectly owned by Cukurova, LetterOne and Telia Company. Its only operation is the ownership of 51 percent in Turkcell. The governance of Turkcell Holding has been challenging. Disagreements between the shareholders have caused difficulties in the corporate governance of Turkcell from time to time (see link to Turkcell white paper below). Today’s agreement includes, subject to closing, a full and global settlement of the disputes and litigations in Turkcell and Turkcell Holding, dating back to 2005.

Telia Company expects to receive USD 530 million, approximately SEK 5 billion, for its ownership in Turkcell Holding. With this final divestment of Telia Company’s interest in Turkey, the total investments in Turkcell amounting to approximately SEK 13 billion have generated total dividends and net divestment proceeds of approximately SEK 28 billion after tax over the last 20 years. We have received approximately SEK 15 billion in net proceeds since 2002, i.e. close to discounted 5 percent return per year.

Telia Company’s ownership in Turkcell Holding has a booked value of SEK 8 billion, implying that the transaction will result in a capital loss of SEK 3 billion, which will be booked in the second quarter of 2020. In addition, the transaction will have substantial currency effects. Due to the depreciation of the Turkish lira against the Swedish krona during the time Telia Company owned the stake in Turkcell Holding, the accumulated foreign exchange losses will be approximately SEK 17 billion (as per today) and booked at closing, but this is a pure recycling effect and will have no impact on equity or cash flow. The final accounting effects are subject to currency effects up until closing of the transaction.

Prior to signing the agreement, Telia Company completed strict compliance and purchaser due diligence, also including external expertise. Telia Company has been advised by Sullivan & Cromwell, a leading international law firm. UBS has issued a Fairness Opinion to Telia that confirms that the price is fair from a financial perspective. Closing of the transaction is subject to regulatory approvals and an annual general meeting of Turkcell. Telia Company expects to close the transaction during the second half of 2020.

We’re Telia Company, the New Generation Telco. Our approximately 21,000 talented colleagues serve millions of customers every day in one of the world’s most connected regions. With a strong connectivity base, we’re the hub in the digital ecosystem, empowering people, companies and societies to stay in touch with everything that matters 24/7/365 — on their terms. Headquartered in Stockholm, the heart of innovation and technology, we’re set to change the industry and bring the world even closer for our customers. Read more at www.teliacompany.com

An analyst and media telephone conference will be held today at 08:00 CET. Telia Company’s President and CEO Allison Kirkby, CFO Douglas Lubbe, and Group General Counsel Jonas Bengtsson will participate in the call.

Presentation material will be available ahead of the conference call at www.teliacompany.com

Dial-in number: +44 (0) 203 0095711

Access code: 1769247

You can also listen to the conference call afterwards until 2 July, 2020.

Replay number: +44 (0) 3333009785

Access code: 2777788

https://www.teliacompany.com/globalassets/telia-company/documents/investors/white-papers/turkcell_white_paper_20190319.pdf

This information is information that Telia Company AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 00:15 CET on June 18, 2020.

For more information, please contact our press office +46 771 77 58 30, visit our Newsroom or follow us on Twitter @Teliacompany.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of Telia Company.

We’re Telia Company, the New Generation Telco. Our approximately 21,000 talented colleagues serve millions of customers every day in one of the world’s most connected regions. With a strong connectivity base, we’re the hub in the digital ecosystem, empowering people, companies and societies to stay in touch with everything that matters 24/7/365 — on their terms. Headquartered in Stockholm, the heart of innovation and technology, we’re set to change the industry and bring the world even closer for our customers. Read more at www.teliacompany.com